[JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK LETTERHEAD]

October 13, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:           JNLNY Separate Account I
File No.  812-13704
CIK No. 0001045032
Accession No. 0001045032-09-000094

Dear Sir/Madam:

On September 25, 2009, the above-referenced 40-OIP filing (Accession No. 0001045032-09-000094) was filed via Edgar.  We are requesting withdrawal of that previously accepted 40-OIP filing in order to instead amend another previously filed application (Accession No. 0000927730-09-000141) with co-registrants.

Please call me at (517) 367-3835 if you have any questions.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Associate General Counsel